Linked to a Basket of an Index and an ETF

●	Approximate 5 year term.
●	The Notes are linked to a basket comprised of the S&P 500® Index and the iShares® Core U.S. Aggregate Bond ETF (the “Basket”). The S&P 500® Index was given an initial weight of 40.00%, and the iShares® Core U.S. Aggregate Bond ETF was given an initial weight of 60.00%.
●	If the Ending Value of the Basket is greater than its Starting Value, at maturity, you will receive 4-to-1 upside exposure to increases in the value of the Basket.
●	Otherwise, at maturity investors will receive the principal amount.
●	Any payment on the Notes is subject to the credit risk of BofA Finance LLC (“BofA Finance”), as issuer of the Notes, and Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the Notes.
●	No periodic interest payments.
●	The Enhanced Return Notes linked to a Basket of an Index and an ETF, due December 5, 2028 (the “Notes”) priced on November 30, 2023 and will issue on December 5, 2023.
●	The Notes will not be listed on any securities exchange.
●	CUSIP No. 09710P3Z7.

The initial estimated value of the Notes as of the pricing date is $1,258.10 per $1,000 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-21 of this pricing supplement for additional information.

There are important differences between the Notes and a conventional debt security. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering price(1)	Underwriting discount(1)(2)(3)	Proceeds, before expenses, to BofA Finance(2)
Per Note	$1,000.00	$11.25	$988.75
Total	1,210,000.00	$6,143.17	$1,203,856.83

(1)	Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $988.75 per $1,000 in principal amount of the Notes.
(2)	The underwriting discount per $1,000 in principal amount of Notes may be as high as $11.25, resulting in proceeds, before expenses, to BofA Finance of as low as $988.75 per $1,000 in principal amount of Notes.. The total underwriting discount and proceeds, before expenses, to BofA Finance specified above reflect the aggregate of the underwriting discounts per $1,000 in principal amount of Notes.
(3)	In addition to the underwriting discount above, if any, an affiliate of BofA Finance will pay a referral fee of up to $5.00 per $1,000 in principal amount of Notes in connection with the distribution of the Notes to other registered broker dealers.

The Notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Selling Agent

Enhanced Return Notes Linked to a Basket of an Index and an ETF

Terms of the Notes

The Notes provide you 4:1 upside exposure to increases in the value of the Basket. However, if the Ending Value of the Basket is equal to or less than the Starting Value, you will only receive the principal amount of your Notes at maturity. The Notes are not traditional debt securities and it is possible that you may not earn a return on your investment. Any payments on the Notes will be calculated based on $1,000 in principal amount of Notes and will depend on the performance of the Basket, subject to our and BAC’s credit risk.

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000 and whole multiples of $1,000 in excess thereof.
Term:	Approximately 5 years
Basket:
The Notes are linked to an unequally weighted basket consisting of the following (each an “Underlying” or a “Basket Component”) and their respective weightings:
Basket Component
Ticker
Weightings
Basket Component Starting Values
The S&P 500® Index
Bloomberg symbol: “SPX”
40.00%
4,567.80
The iShares®  Core U.S. Aggregate Bond ETF
New York Stock Exchange (“NYSE”) Arca symbol: “AGG”
60.00%
96.26

Pricing Date:	November 30, 2023
Issue Date:	December 5, 2023
Valuation Date:	November 30, 2028, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” in the accompanying product supplement.
Maturity Date:	December 5, 2028
Starting Value:	100.00
Ending Value:	100.00 × (1 + the sum of the Weighted Basket Component Returns on the Valuation Date), as determined by the calculation agent
Basket Component Starting Value:	With respect to the SPX, its closing level on the pricing date. With respect to the AGG, its Closing Market Price on the pricing date. The Basket Component Starting Value of each Basket Component is set forth in the table above.
Basket Component Ending Value:	With respect to the SPX, its closing level on the Valuation Date. With respect to the AGG, its Closing Market Price on the Valuation Date multiplied by its Price Multiplier, as determined by the calculation agent.
Price Multiplier:	With respect to the AGG, 1, subject to adjustment for certain events as described in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-28 of the accompanying product supplement.
Upside Participation Rate:	400%
Redemption Amount:	At maturity, the Redemption Amount per $1,000 in principal amount of Notes will be: a) If the Ending Value is greater than the Starting Value: ; or
ENHANCED RETURN NOTES | PS-2

Enhanced Return Notes Linked to a Basket of an Index and an ETF

b) If the Ending Value is equal to or less than the Starting Value: $1,000
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09710P3Z7
Basket Return:	(Ending Value - Starting Value) Starting Value
Basket Component Return:	For each Basket Component on the Valuation Date:
Weighted Basket Component Return:	For each Basket Component, its weighting multiplied by its Basket Component Return.
Events of Default and Acceleration:	If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC – Events of Default and Rights of Acceleration; Covenant Breaches” on page 54 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the section “Redemption Amount Determination” below, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third trading day prior to the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

Any payments on the Notes depend on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Basket. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount, if any, the referral fee and the hedging related charges described below (see “Risk Factors” beginning on page PS-6), reduced the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you are paying to purchase the Notes is greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value of the Notes as of the pricing date is set forth on the cover page of this pricing supplement. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-21.

ENHANCED RETURN NOTES | PS-3

Enhanced Return Notes Linked to a Basket of an Index and an ETF

Redemption Amount Determination

On the Maturity Date, you will receive a cash payment per $1,000 in principal amount of Notes determined as follows:

Any payment described above is subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

ENHANCED RETURN NOTES | PS-4

Enhanced Return Notes Linked to a Basket of an Index and an ETF

Hypothetical Payout Profile and Examples of Payments on the Notes

Enhanced Return Notes Table

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on the Starting Value of the Basket of 100, the Upside Participation Rate of 400% and a range of hypothetical Ending Values of the Basket. The actual amount you receive and the resulting return will depend on the actual Ending Value of the Basket and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

The Basket is designed to allow investors to participate in the percentage changes in the levels or prices of the Basket Components, as reflected in the value of the Basket, from the pricing date to the Valuation Date. The Basket Components are described in the section “The Basket Components” below. The Basket Component Ending Value of each Basket Component will not include any income generated by dividends or other distributions paid with respect to shares or units of that Basket Component or on the securities included in or represented by that Basket Component, as applicable, which you would otherwise be entitled to receive if you invested in those securities directly. All payments on the Notes are subject to Issuer and Guarantor credit risk.

Ending Value	Basket Return	Redemption Amount per Note	Return on the Notes
160.00	60.00%	$3,400.00	240.00%
150.00	50.00%	$3,000.00	200.00%
140.00	40.00%	$2,600.00	160.00%
130.00	30.00%	$2,200.00	120.00%
125.00	25.00%	$2,000.00	100.00%
110.00	10.00%	$1,400.00	40.00%
105.00	5.00%	$1,200.00	20.00%
102.00	2.00%	$1,080.00	8.00%
100.00(1)	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
25.00	-75.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%

(1)	The Starting Value was set to 100 on the pricing date.
ENHANCED RETURN NOTES | PS-5

Enhanced Return Notes Linked to a Basket of an Index and an ETF

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-24 below.

Structure-related Risks

●	You may not earn a return on your investment. The payment you will receive at maturity will depend on whether the value of the Basket increases from the Starting Value to the Ending Value. If the value of the Basket decreases from the Starting Value to the Ending Value (or if the value of the Basket is unchanged), you will not receive any positive return on the Notes and will only receive the principal amount of your Notes at maturity.
●	The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Ending Value of the Basket exceeds the Starting Value.
●	The Redemption Amount will not reflect changes in the value of the Basket other than on the Valuation Date. Changes in the value of the Basket during the term of the Notes other than on the Valuation Date will not be reflected in the calculation of the Redemption Amount. Notwithstanding the foregoing, investors should generally be aware of the performance of the Basket while holding the Notes. The calculation agent will calculate the Redemption Amount by comparing only the Starting Value to the Ending Value. No other values of the Basket will be taken into account. As a result, you will receive only the principal amount at maturity even if the value of the Basket has increased at certain times during the term of the Notes before decreasing to a value on the Valuation Date that is equal to or less than the Starting Value.
●	Changes in the level or price of one of the Basket Components may be offset by changes in the levels or prices of the other Basket Components. The Notes are linked to a Basket. Changes in the level or price of one of the Basket Components may not correlate with changes in the levels or prices of the other Basket Component. The level or price of one Basket Component may increase, while the level or price of the other Basket Component may decrease or not increase as much. Therefore, in calculating the value of the Basket, increases in the level or price of one Basket Component may be moderated or wholly offset by decreases or lesser increases in the level or price of the other Basket Component. Due to the different weightings of the Basket Components, adverse changes in the level or price of the Basket Component which is more heavily weighted will have a greater impact on the value of your Notes at any time or any payment on the Notes than changes in the level or price of the lower weighted Basket Component.
●	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.
●	Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes. The Notes are our senior unsecured debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Redemption Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the Maturity Date, regardless of the Ending Value of the Basket as compared to the Starting Value. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the Notes.
In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the value of the Basket, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.
●	We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation- and Market-related Risks

●	The public offering price you are paying for the Notes exceeds their initial estimated value. The initial estimated value of the Notes that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-
ENHANCED RETURN NOTES | PS-6

Enhanced Return Notes Linked to a Basket of an Index and an ETF

These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the value of the Basket, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, the referral fee and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.
●	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Basket, our and BAC’s creditworthiness and changes in market conditions.
●	We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

●	Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell shares or units of the Underlyings or the securities held by or included in the Underlyings, as applicable, or futures or options contracts or exchange traded instruments on the Underlyings or those securities, or other instruments whose value is derived from the Underlyings or those securities. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own shares or units of the Underlyings or the securities represented by the Underlyings, as applicable, except to the extent that BAC’s common stock may be included in the Underlyings, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlyings, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may affect the values of the Underlyings (and thus the value of the Basket) in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may have affected the values of the Underlyings. Consequently, the values of the Underlyings and, therefore, the Basket, may change subsequent to the pricing date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also may have engaged in hedging activities that could have affected the values of the Underlyings on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes and may hold or resell the Notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the values of the Underlyings, the market value of your Notes prior to maturity or the amounts payable on the Notes.
●	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying-related Risks

ENHANCED RETURN NOTES | PS-7

Enhanced Return Notes Linked to a Basket of an Index and an ETF

● The performance of the AGG may not correlate with the performance of its underlying index as well as the net asset value per share or unit of the AGG, especially during periods of market volatility. The performance of the AGG and that of its underlying index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the AGG may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index. This could be due to, for example, the AGG not holding all or substantially all of the AGG assets included in its underlying index and/or holding assets that are not included in its underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the AGG, differences in trading hours between the AGG (or the underlying assets held by the AGG) and its underlying index, or other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant. In addition, because the shares or units of the AGG are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share or unit of the AGG may differ from its net asset value per share or unit; shares or units of the AGG may trade at, above, or below its net asset value per share or unit. During periods of market volatility, securities held by the AGG may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share or unit of the AGG and the liquidity of the AGG may be adversely affected. Market volatility may also disrupt the ability of market participants to trade shares or units of the AGG. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares or units of the AGG. As a result, under these circumstances, the market value of shares or units of the AGG may vary substantially from the net asset value per share or unit of the AGG.
●	The Notes are subject to credit risk. The bonds and other instruments held by the AGG are subject to credit risk, and therefore the AGG is subject to credit risk. Credit risk is the risk that the issuer or guarantor of a debt instrument or the counterparty to a derivatives contract or other instrument will be unable or unwilling to make its timely interest and/or principal payments when due or otherwise honor its obligations. There are varying degrees of credit risk, depending on an issuer’s or counterparty’s financial condition and on the terms of an obligation, which may be reflected in the issuer’s or counterparty’s credit rating. There is the chance that the AGG’s portfolio holdings will have their credit ratings downgraded or will default (i.e., fail to make scheduled interest or principal payments), or that the market’s perception of an issuer’s creditworthiness may worsen. Any such event is expected to adversely affect the value of the AGG.
●	The Notes are subject to interest rate risk. The bonds and other instruments held by the AGG are subject to interest rate risk, and therefore the AGG is subject to interest rate risk. As interest rates rise, the values of fixed-income securities, such as the bonds and other instruments held by the AGG, are likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making their prices more volatile than those of securities with shorter durations. A measure investors commonly use to determine this sensitivity is called duration. Generally, the longer the duration of a particular fixed-income security, the greater its price sensitivity to interest rates. To the extent the AGG invests a substantial portion of its assets in fixed-income securities with longer duration, rising interest rates may cause the value of the AGG’s investments to decline significantly, which is expected to adversely affect the value of the AGG. Further, an increase in interest rates may lead to heightened volatility in the fixed-income markets and adversely affect certain fixed-income investments, including the bonds and other instruments held by the AGG, as well as the AGG itself.
●	The prepayment of debt obligations held by the AGG may result in a decline in the AGG’s income or return potential during periods of falling interest rates. During periods of falling interest rates, issuers of certain debt obligations held by the AGG may repay principal prior to the security’s maturity, which may cause the AGG to have to reinvest in securities with lower yields or higher risk of default, resulting in a decline in the AGG’s income or return potential. Also, if a security subject to prepayment had been purchased at a premium, the value of the premium would be lost in the event of prepayment.
●	The Notes are subject to mortgage-backed securities risk. The AGG may invest in mortgage-backed securities (“MBS”), and therefore the AGG is subject to special risks relating to MBS. MBS are subject to prepayment risk, which is the risk that during periods of falling interest rates, an issuer of mortgages and other securities may be able to repay principal prior to the security’s maturity, causing the AGG to have to reinvest in securities with a lower yield or higher risk of default. MBS are also subject to extension risk, which is the risk that when interest rates rise, certain MBS will be paid off substantially more slowly than originally anticipated and the value of those securities may fall sharply. Because of prepayment and extension risk, MBS react differently to changes in interest rates than other bonds. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain MBS. In recent years, the market for MBS has experienced substantially lower valuations and reduced liquidity. Ongoing economic and market uncertainty suggests that MBS may continue to be more difficult to value and to dispose of than previously.
●	The anti-dilution adjustments will be limited. The calculation agent may adjust the Price Multiplier of the AGG and other terms of the Notes to reflect certain actions by the AGG, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the AGG and will have broad discretion to determine whether and to what extent an adjustment is required.
●	The publisher, sponsor or investment advisor of an Underlying may adjust that Underlying in a way that affects its values, and the publisher, sponsor or investment advisor has no obligation to consider your interests. The publisher, sponsor or investment advisor of an Underlying can add, delete, or substitute the components included in that Underlying or make other methodological changes that could change its value. Any of these actions could adversely affect the value of your Notes.

Tax-related Risks

●	You may be required to include income on the Notes over their term, even though you will not receive any payments until maturity. The Notes will be considered to be issued with original issue discount. You will be required to include income on the Notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

ENHANCED RETURN NOTES | PS-8

Enhanced Return Notes Linked to a Basket of an Index and an ETF

Hypothetical Historical Performance of the Basket

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from January 2, 2018 through the pricing date. The graph is based upon actual daily historical levels or prices of the Basket Components based on the closing levels and Closing Market Prices of the Basket Components as of the pricing date, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the Notes.

ENHANCED RETURN NOTES | PS-9

Enhanced Return Notes Linked to a Basket of an Index and an ETF

The Underlyings

All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, , each of S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of the SPX, and BlackRock Fund Advisors (“BFA”), the investment advisor of the AGG. We refer to SPDJI as the “Sponsor” and BFA as the “Investment Advisor”. The Sponsor and the Investment Advisor, which license the copyright and all other rights to the respective Underlyings, have no obligation to continue to publish, and may discontinue publication of, the Underlyings. The consequences of any Sponsor or Investment Advisor discontinuing publication of the applicable Underlying are discussed in Description of the Notes— Discontinuance of an Index” and “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs — Discontinuance of an ETF” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of any Underlying or any successor underlying. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlyings. You should make your own investigation into the Underlyings.

The S&P 500® Index

The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. SPDJI may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Company additions to the SPX must have an unadjusted company market capitalization of $14.5 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $12.7 billion or more).

SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While SPDJI currently employs the following methodology to calculate the SPX, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect payments on the Notes.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares, are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

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For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

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Historical Performance of the SPX

The following graph sets forth the daily historical performance of the SPX in the period from January 2, 2018 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the SPX was 4,567.80.

This historical data on the SPX is not necessarily indicative of the future performance of the SPX or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the SPX during any period set forth above is not an indication that the closing level of the SPX is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the closing levels of the SPX.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or the Notes. S&P Dow Jones Indices have no obligation to take our needs, BAC’s needs or the needs of Merrill Lynch, Pierce, Fenner & Smith Incorporated or holders of the Notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the Notes.

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S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, BOFAS, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

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The iShares® Core U.S. Aggregate Bond ETF

The shares of the AGG are issued by iShares, Inc., a registered investment company. The AGG seeks to track the investment results, before fees and expenses, of an index that measures the performance of the total U.S. investment-grade bond market, which is currently the Bloomberg U.S. Aggregate Bond Index (the “Underlying Index”). The Underlying Index includes investment-grade U.S. Treasury bonds, government-related bonds, corporate bonds, mortgage-backed pass-through securities, commercial mortgage-backed securities and asset-backed securities that are publicly offered for sale in the U.S. The shares of the iShares® Core U.S. Aggregate Bond ETF trade on the NYSE Arca under the ticker symbol “AGG.”

The AGG seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The AGG typically earns income dividends from securities included in the AGG. These amounts, net of expenses and taxes (if applicable), are passed along to the AGG’s shareholders as “ordinary income.” In addition, the AGG realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the Notes are linked only to the share price of the AGG, you will not be entitled to receive income, dividend, or capital gain distributions from the AGG or any equivalent payments.

As investment adviser, BFA has overall responsibility for the general management and administration of the AGG. For its investment advisory services to the AGG, BFA is paid a management fee from the AGG calculated based on the aggregate average daily net assets of the AGG at the annual rate of 0.04%. In addition, the AGG may incur “acquired fund fees and expenses.” Acquired fund fees and expenses reflect the AGG’s pro rata share of the fees and expenses incurred by investing in other investment companies. The impact of acquired fund fees and expenses is included in the total returns of the AGG. BFA has contractually agreed to waive a portion of its management fees in an amount equal to the acquired fund fees and expenses, if any, attributable to investments by the AGG in other registered investment companies advised by BFA or its affiliates, through June 30, 2026. The contractual waiver may be terminated prior to June 30, 2026 only upon written agreement of the iShares® Trust and BFA. As of December 31, 2022, the net expense ratio of the AGG was 0.03% per annum.

The shares of the AGG are registered under the Securities Exchange Act of 1934, as amended. Accordingly, information filed with the SEC relating to the AGG, including its periodic financial reports, may be found on the SEC’s website.

Investment Objective and Strategy

The AGG seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The AGG’s investment objective and the underlying index that the AGG tracks may be changed without shareholder approval.

BFA uses a representative sampling indexing strategy to attempt to track the performance of the Underlying Index. For the AGG, this strategy involves investing in a representative sample of securities that collectively have an investment profile similar to that of the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market value and industry weightings), fundamental characteristics (such as return variability, duration, maturity or credit ratings and yield) and liquidity measures similar to those of the Underlying Index. The AGG may or may not hold all of the securities in the Underlying Index.

The AGG will invest at least 80% of its assets in component securities of the Underlying Index and in the to-be announced (“TBAs”) that have economic characteristics that are substantially identical to the economic characteristics of the component securities of the Underlying Index, including TBA securities or TBA transactions (a mechanism for the forward settlement of U.S. agency mortgage-backed pass-through securities), and the AGG will invest at least 90% of its assets in fixed income securities of the types included in the Underlying Index that BFA believes will help the AGG track the Underlying Index. The AGG will invest no more than 10% of its assets in futures, options and swaps contracts that BFA believes will help the AGG track the Underlying Index as well as in fixed income securities other than the types included in the Underlying Index, but which BFA believes will help the AGG track the Underlying Index. Cash and cash equivalent investments associated with a TBA position will be treated as part of that position for purposes of calculating the percentage of investments in the component securities of the Underlying Index. Cash and cash equivalent investments associated with a derivative position will be treated as part of that position for the purposes of calculating the percentage of investments included in the Underlying Index. The AGG may lend securities representing up to one-third of the value of the AGG’s total assets (including the value of the collateral received).

Notwithstanding the AGG's investment objective, the return on your Notes will not reflect any dividends paid on the AGG shares, any coupons or interest paid on the securities purchased by the AGG or on the securities that comprise the Underlying Index.

Tracking Error

The performance of the AGG and the Underlying Index may vary due to a variety of factors, including differences between the securities and other instruments held in the AGG’s portfolio and those included in the Underlying Index, pricing differences (including, as applicable, differences between a security’s price at the local market close and the AGG’s valuation of a security at the time of calculation of the AGG’s net asset value, or NAV), transaction costs incurred by the AGG, the AGG’s holding of uninvested cash, differences in timing of the accrual of or the valuation of distributions,

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the requirements to maintain pass-through tax treatment, portfolio transactions carried out to minimize the distribution of capital gains to shareholders, acceptance of custom baskets, changes to the Underlying Index or the costs of complying with various new or existing regulatory requirements. Tracking error also may result because the AGG incurs fees and expenses, while the Underlying Index does not. The AGG’s use of a representative sampling indexing strategy can be expected to produce a larger tracking error than would result if the AGG used a replication indexing strategy in which an ETF invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The AGG will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated in that industry or group of industries.

The Bloomberg U.S. Aggregate Bond Index

The Bloomberg U.S. Aggregate Bond Index is administered by Bloomberg Index Services Limited (the “index sponsor”), which determines the composition and relative weightings of the securities in the index and publishes information regarding its market value. The index measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market. The index includes Treasuries, government-related and corporate securities, mortgage-backed pass-through securities (“MBS”), asset-backed securities (“ABS”) and commercial mortgage-backed securities (“CMBS”). The index is calculated in U.S. dollars on a total return (gross) basis.

Additional information regarding the index may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the index fact sheet available at bloomberg.com/professional/product/indices/bloomberg-fixed-income-indices-fact-sheets-publications/. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Index Eligibility Rules

In order for a security to be eligible for inclusion in the index, it must have the following attributes:

Eligible Currencies: Principal and interest must be denominated in USD.

Quality: Securities must be rated investment grade (Baa3/BBB-/BBB- or higher) using the middle rating of Moody’s, S&P and Fitch; when a rating from only two agencies is available, the lower is used; when only one agency rates a bond, that rating is used. In cases where explicit bond level ratings may not be available, other sources may be used to classify securities by credit quality.

Coupon: Only securities that have a fixed-rate coupon, are callable fixed-to-floating rate bonds that are currently in the fixed-rate term, or have a step-up coupon that changes according to a predetermined schedule are eligible.

Amount Outstanding: The following minimum amount outstanding requirements apply:

•	For Treasury, government-related and corporate securities, only securities with a minimum par amount outstanding of $300 million are eligible for inclusion. An issuer is classified as government-related (as opposed to corporate) if it is 50% or more government owned, carries a government guarantee or is government sponsored.
•	For MBS, pool aggregates must have a minimum par amount outstanding of $1 billion.
•	For ABS, the minimum deal size is $500 million and minimum tranche size is $25 million.
•	For CMBS, the minimum deal size is $500 million with at least $300 million amount outstanding remaining in the deal and the minimum tranche size is $25 million.
•	For US Treasuries, securities held in the Federal Reserve SOMA account (both purchases at issuance and net secondary market transactions) are deducted from the total amount outstanding. New issuances bought at auction by the Federal Reserve do not enter the index. Net secondary market purchases/sales are adjusted at each month end with a one-month lag.

Maturity: The index sponsor uses time to final maturity to determine index inclusion and classify bonds by their remaining term.

Only securities with at least one year until final maturity, regardless of optionality, are eligible for inclusion. MBS must have a weighted average maturity of at least one year. CMBS and ABS must have a remaining average life of at least one year. Bonds that convert from fixed to floating rate, including fixed-to-float perpetuals, will exit the index one year prior to conversion to floating-rate. Fixed-rate perpetuals are not included.

Market of Issue: Market of issue is used to exclude securities that are offered only to foreign investors. The index includes only SEC-registered securities, bonds exempt from registration at the time of issuance and SEC Rule 144A securities with registration rights. A security with both SEC Regulation-S (Reg-S) and SEC Rule 144A tranches is treated as one security for index purposes. The 144A tranche is used to prevent double-counting and represents the combined amount outstanding of the 144A and Reg-S tranches. Global bonds are included and bonds that were previously SEC-registered or 144A with registration rights but later deregistered by the issuer remain eligible.

Seniority of Debt: Senior and subordinated issues are included.

Taxability: Only fully taxable securities are eligible. Build America Bonds (“BAB”) with the tax credit to the issuer are eligible; those with tax credits issued to investors are considered tax exempt. Dividend Received Deduction (“DRD”) and Qualified Dividend Income (“QDI”) eligible securities are excluded.

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Security Types: The following security types are eligible:

•	Bullet, putable, sinkable/amortizing and callable bonds
•	Taxable municipal securities, including BAB
•	Original issue zero coupon and underwritten MTN
•	Enhanced equipment trust certificates (“EETC”)
•	Certificates of deposit
•	Fixed-rate and fixed-to-float (including fixed-to-variable) capital securities
•	Covered bonds
•	US agency CMBS

The following security types are ineligible:

•	Contingent capital securities, including traditional CoCos and contingent write-down securities
•	Bonds with equity type features (eg, warrants, convertibles, preferreds, DRD/QDI-eligible issues)
•	Tax-exempt municipal securities
•	Inflation-linked bonds, floating-rate issues
•	Private placements, retail bonds
•	USD25/USD50 par bonds
•	Structured notes, pass-through certificates
•	Non-ERISA eligible CMBS issues
•	CMBS A1A tranches
•	Illiquid securities with no available internal or third-party pricing source

Rebalancing the Index. The index is rebalanced at each month-end, and this represents the fixed set of bonds on which index returns are calculated for the ensuing month, which is referred to as the “returns universe”. While intra-month changes are not made to the returns universe, there is a second universe of stocks kept for the index, the “projected universe”, where indicative intra-month changes to securities (credit rating change, sector reclassification, amount outstanding changes, corporate actions, ticker changes) are reflected on a daily basis. These changes will affect the composition of the returns universe at month-end when the index is rebalanced, and the projected universe becomes the returns universe. Eligible securities issued, but not necessarily settled, on or before the month-end rebalancing date qualify for immediate inclusion in the projected universe and inclusion in the returns universe the following month, so long as required security reference information and pricing are readily available.

Intra-month cash flows. Intra-month cash flows from interest and principal payments contribute to monthly index returns but are not reinvested at a short-term reinvestment rate between rebalance dates. At each rebalancing, cash is effectively reinvested into the returns universe for the following month so that index results over two or more months reflect monthly compounding.

Calculation of the Index

The index is calculated using security-level returns and weights that are reset at each index rebalancing.

Security-level Returns

The index is a total return index, which is an index that includes security price movements (“price return”), the local return from interest accrual/payments (“coupon return”) and scheduled and unscheduled payments of principal (“paydown return”).

The price return for a given period is derived from changes in security price during the course of the reporting period (due to factors such as interest rate changes or spread movements) and is expressed as a percentage of the security’s beginning of period market value. The security price used to calculate the price return does not reflect accrued interest (“clean price”). Changes in accrued interest are tracked separately as part of the coupon return.

The coupon return for a given period measures the interest income earned by a security, reflecting changes in accrued interest plus any interest paid during that period, divided by the sum of the clean price plus accrued interest (“dirty price”) of the security at the beginning of the period.

In the case of a default, the ending accrued interest value is set to zero, reversing out any accrual posted since the last coupon payment, and the security shows a negative coupon return. The index sponsor continues to price the security in the returns universe, and it continues to contribute to price return until month-end, at which time it is removed from the index.

Scheduled and unscheduled principal payments prior to a bond’s maturity date are used to calculate security level paydown returns, which capture the gain or loss when a percentage of a security’s par outstanding is redeemed, and the security is trading at a price other than par. Principal payments enter the returns universe as cash when they are paid, but they do not earn an additional reinvestment return for the remainder of the month. Paydown return is only calculated for amortizing or partially called bonds and is not calculated for securities that are fully called by the issuer. For fully called

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bonds, the entire amount outstanding redeemed enters the returns universe as cash at the call price; any difference in the beginning price and the called price is reflected in price return, rather than the paydown return.

Market Value Weights

The weight of each index security is based on its market value. At the beginning of each monthly reporting period, the weight of each index security is calculated based on its clean price, accrued interest and par amount outstanding. Day-over-day changes to market value can reflect various events such as corporate actions with adjustments to amount outstanding, yield movements with price fluctuations or an increase in interest payment due to a bond holder with changes in accrued interest.

The market value of each bond within the returns universe is set at the outset of each monthly index reporting period as of the previous month-end index rebalancing date. These “beginning” market values are used to derive static security-level weights for index level return aggregation until the next index rebalancing.

Calculation the Level of the Index

The daily total return is calculated as the difference in the month-to-date return for the prior date and the month-to-date return for the current date, compounded for one day. The monthly total return is calculated as the sum of, for each index security, the monthly return for the index security multiplied by the weight of the index security at the beginning of the month.

Index Governance

The index sponsor uses two primary committees to provide overall governance and oversight of its benchmark administration activities:

•	The Product, Risk & Operations Committee (“PROC”) provides direct governance and is responsible for the first line of controls over the creation, design, production and dissemination of benchmark indices, strategy indices and fixings administered by the index sponsor, including the index. The PROC is composed of Bloomberg personnel with significant experience or relevant expertise in relation to financial benchmarks. Meetings are attended by Bloomberg Legal & Compliance personnel. Nominations and removals are subject to review by the BOC, discussed below.
•	The oversight function is provided by Bloomberg’s Benchmark Oversight Committee (“BOC”). The BOC is independent of the PROC and is responsible for reviewing and challenging the activities carried out by the PROC. In carrying out its oversight duties, the BOC receives reports of management information both from the PROC as well as Bloomberg Legal & Compliance members engaged in second level controls.

On a quarterly basis, the PROC reports to the BOC on governance matters, including but not limited to client complaints, the launch of new benchmarks, operational incidents (including errors & restatements), major announcements and material changes concerning the benchmarks, the results of any reviews of the benchmarks (internal or external) and material stakeholder engagements.

Index Reviews

The index sponsor will review the index (both the rules of construction and data inputs) on a periodic basis, not less frequently than annually, to determine whether they continue to reasonably measure the intended underlying market interest, the economic reality or otherwise align with its stated objective. More frequent reviews may result from extreme market events and/or material changes to the applicable underlying market interests.

Any resulting change to the index methodology deemed to be material will be subject to the review of the PROC under the oversight of the BOC, each of which committees shall be provided all relevant information and materials it requests relating to the change. Material changes related to the Bloomberg indices will be made available in advance to affected stakeholders whose input will be solicited.

The index sponsor’s index administration is also subject to Bloomberg’s Compliance function which periodically reviews various aspects of its businesses in order to determine whether it is adhering to applicable policies and procedures, and assess whether applicable controls are functioning properly.

“iShares®” is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BITC”). The notes are not sponsored, endorsed, sold, or promoted by BITC. BITC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Historical Performance of the AGG

The following graph sets forth the daily historical performance of the AGG in the period from January 2, 2018 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the AGG was $96.26.

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This historical data on the AGG is not necessarily indicative of the future performance of the AGG or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the AGG during any period set forth above is not an indication that the Closing Market Price of the AGG is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the AGG.

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Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the Notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $988.75 per $1,000 in principal amount of the Notes. In addition to the underwriting discount, if any, an affiliate of BofA Finance will pay a referral fee of up to $5.00 per $1,000 in principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Regulation (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly, any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), as amended or superseded, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available

ENHANCED RETURN NOTES | PS-19

Enhanced Return Notes Linked to a Basket of an Index and an ETF

to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

ENHANCED RETURN NOTES | PS-20

Enhanced Return Notes Linked to a Basket of an Index and an ETF

Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Basket. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Basket, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-6 above and “Supplemental Use of Proceeds” on page PS-20 of the accompanying product supplement.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BofA Finance, as issuer, and BAC, as guarantor, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the Notes (the “Master Note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the Notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the Notes and the related guarantee, such Notes will be the legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligation of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the Delaware General Corporation Law and the Delaware Limited Liability Company Act (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting either of the foregoing) and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the Notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the Notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the opinion letter of McGuireWoods LLP dated December 8, 2022, which has been filed as an exhibit to the Registration Statement (File Nos. 333-268718 and 333-268718-01) of BAC and BofA Finance, filed with the SEC on December 8, 2022.

ENHANCED RETURN NOTES | PS-21

Enhanced Return Notes Linked to a Basket of an Index and an ETF

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

The Notes will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the Notes. A U.S. Holder of the Notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule (including a Redemption Amount) and a comparable yield equal to 5.41% per annum (compounded semi-annually). This tax accrual table is based upon a projected payment schedule per $1,000.00 principal amount of the Notes, which would consist of a single payment of $1,305.9178 at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be.

ENHANCED RETURN NOTES | PS-22

Enhanced Return Notes Linked to a Basket of an Index and an ETF

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
December 5, 2023 through December 31, 2023	$3.7569	$3.7569
January 1, 2024 through December 31, 2024	$55.0377	$58.7946
January 1, 2025 through December 31, 2025	$58.0555	$116.8501
January 1, 2026 through December 31, 2026	$61.2388	$178.0889
January 1, 2027 through December 31, 2027	$64.5966	$242.6855
January 1, 2028 through December 5, 2028	$63.2323	$305.9178

Projected Redemption Amount = $1,305.9178 per Note.

Upon a sale, exchange, retirement, or other disposition of the Notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes, increased by the amount of OID previously accrued by the holder for the Notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the previous interest inclusions in respect of the Notes, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the Note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

ENHANCED RETURN NOTES | PS-23

Enhanced Return Notes Linked to a Basket of an Index and an ETF

Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

●	Product Supplement EQUITY-1 dated December 30, 2022: https://www.sec.gov/Archives/edgar/data/1682472/000119312522315473/d429684d424b2.htm

●	Series A MTN prospectus supplement dated December 30, 2022 and prospectus dated December 30, 2022: https://www.sec.gov/Archives/edgar/data/1682472/000119312522315195/d409418d424b3.htm

This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

ENHANCED RETURN NOTES | PS-24